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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-25183

(Check one)

/ / Form 10-K and Form 10-KSB                          / / Form 11-K

/ / Form 20-F  /X/ Form 10-Q and form 10-QSB           / / Form N-SAR


For period ended: March 31, 2000

/ / Transition Report on Form 10-K and Form 10-KSB

/ / Transition Report on Form 20-F

/ / Transition Report on Form 11-K

/ / Transition Report on Form 10-Q and form 10-QSB

/ / Transition Report on Form N-SAR

For the transition period ended _____________________________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates
                                                      -------------------------

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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant: Venturi Technologies, Inc.
                         -------------------------------------------------------
Former name if applicable:
                          ------------------------------------------------------

Address of principal executive office (STREET AND NUMBER):

                           763 North 530 East
                           Orem, Utah 84097

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                                     PART II
                             RULE 12b-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 132b-25(b), the following should be completed. (Check box if appropriate).

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          (See Attached)


                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

     Randy K. Johnson            (801)          235-9552
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         (name)                (area code)   (telephone number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     /X/  Yes     / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     / /  Yes     /X/ No


                           Venturi Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 12, 2000                    By: /s/ Michael F. Dougherty
                                          -----------------------------
                                          Michael F. Dougherty, CEO

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                                    PART III
                                       of
                                   FORM 12b-25
                           Notification of Late Filing


     Venturi Technologies, Inc., a Nevada corporation (the "Company"), cannot complete its report on Form 10-QSB for the quarter ended March 31, 2000 without unreasonable effort and expense because of the following:

     (A) The Company is in the process of moving its corporate headquarters from Utah to Colorado. The accounting department completed its move to Colorado on May 8, 2000. The move of the accounting department caused a delay in accessing certain accounting records and documents needed to timely prepare the Form 10-QSB.

     (B) Management of the Company underwent a significant change during the first quarter of 2000, which is the quarter to which the report on Form 10-QSB relates. Specifically, on February 22, 2000 Michael F. Dougherty joined the Company as Chief Executive Officer; on March 9, 2000 a new board of directors was appointed, and an audit committee of the board was established for the first time; on March 28, 2000, Stephen S. Abate joined the Company as Chief Financial Officer. The transition of management has caused an unavoidable delay in preparing the report on Form 10-QSB.

     (C) During the first quarter of 2000, management of the Company decided to attempt to sell or spin off the restoration portion of the Company's business, which decision has caused some delay in completing the applicable financial statements for the first quarter of 2000.